Filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to 14a-12 under the Securities Exchange Act of 1934, as amended

Filing Person: MasterCraft Boat Holdings, Inc.

Subject Company: Marine Products Corporation (Commision File No.: (001-16263)

Commission File No.: 001-37502

Date of Filing: February 5, 2026

Frequently Asked Questions document distributed by MasterCraft Boat Holdings, Inc. to its employees on February 5, 2026.

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1.	What was announced?

•	MasterCraft Boat Holdings has entered into an agreement to combine with Marine Products in a cash and stock transaction valued at approximately $232.2 million, net of acquired cash.

•	Under the terms of the agreement, Marine Products shareholders will receive $2.43 per share in cash and 0.232 shares of MasterCraft common stock for each share of Marine Products they own.

•	Upon closing of the transaction, MasterCraft shareholders will own 66.5% and Marine Products shareholders will own 33.5% of the combined company.

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The transaction is expected to close in the second calendar quarter of 2026, subject to approval by both MasterCraft and Marine Products shareholders and the satisfaction of other customary closing conditions.

2.	What are the benefits of the transaction?

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The combined company will benefit from a diversified portfolio of proven recreational marine brands – including MasterCraft, Crest, Balise, Chaparral, and Robalo – across four distinct categories, more than doubling its consumer reach.

•	It will also be supported by expanded geographic coverage through highly-complementary coastal and inland dealer networks to unlock growth opportunities.

•	With powerful product development and manufacturing platforms, the combined company is expected to deliver differentiated and innovative new products while accelerating new model launches.

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Put simply, with the addition of Marine Products’ best-in-class products and strong dealer relationships, the combined company will have the scale, reach, and product offering to serve and meet the evolving needs of boating enthusiasts across multiple categories.

•	The combined company will also benefit from a robust balance sheet, providing enhanced financial flexibility to fund ongoing growth investments and a disciplined capital allocation framework.

3.	What does this announcement mean for employees? Will there be any changes to our day-to-day responsibilities?

•	We are confident that the combination of MasterCraft Boat Holdings and Marine Products will position us even more strongly to shape the future of the marine industry.

•	Please note that today’s announcement is just the first step in the process.

•	Until the transaction closes, which is expected to occur in the second calendar quarter of 2026, we remain separate companies and it is business as usual.

•	Even after the transaction closes, we do not anticipate that this combination will have a significant impact on the majority of our teams or their day-to-day work.

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Over the coming weeks and months, we will stand up a dedicated team to work through the planning process to bring our two companies together. We will keep you informed of progress on this front as key decisions are made.

•	We look forward to realizing the meaningful benefits that will come from combining our two organizations.

4.	How do the cultures of the two companies compare?

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Similar to us, Marine Products is an industry leader with a successful track record of operational excellence, placing quality, innovation, and craftsmanship at the center of everything they do. They also share our commitment to delivering an exceptional boating experience for our customers.

•	We look forward to the meaningful benefits that will come from combining our two organizations.

5.	Will this transaction have an impact on employee compensation or benefits?

•	No, this announcement will not impact your compensation or benefits.

6.	Who will lead the combined company? Will any Marine Products executives be joining the executive team of the combined company?

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Upon completion of the transaction, Brad Nelson, Chief Executive Officer of MasterCraft, will serve as Chief Executive Officer of the combined company, and Scott Kent, Chief Financial Officer of MasterCraft, will serve as Chief Financial Officer of the combined company.

•	MasterCraft expects to maintain the Chaparral and Robalo leadership teams, brands and employees as a separate operating unit.

7.	When will the transaction close?

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The transaction is expected to close in the second calendar quarter of 2026, subject to approval by both MasterCraft and Marine Products shareholders and the satisfaction of other customary closing conditions.

8.	What should I do if I receive media or other external inquiries about this announcement?

•	Please refer any outside inquiries to Alec Harmon at investorrelations@MasterCraft.com.

9.	What should I tell suppliers / dealers who ask me about this transaction?

•	You can tell them that until the transaction closes, which is expected to occur in the second calendar quarter of 2026, we remain separate companies and it is business as usual.

•	Nothing is changing in relation to how we do business with them today.

•	We will keep our suppliers and dealers updated as new information becomes available as we work through the process to close.

Forward Looking Statements

This communication includes forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). Forward-looking statements can often be identified by such words and phrases as “believes,” “anticipates,” “expects,” “intends,” “estimates,” “may,” “will,” “should,” “continue” and similar expressions and comparable terminology or the negative thereof.

Forward-looking statements are subject to risks, uncertainties and other important factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including, but not limited to: (i) the anticipated financial performance of the combined company; (ii) the expected synergies and efficiencies to be achieved as a result of the proposed transactions; (iii) expectations regarding the diversification and complementary nature of brand portfolios; (iv) expectations regarding the complementary nature of dealer networks; (v) expectations regarding enhancements to the manufacturing platform and technological innovation; (vi) the financial profile and profitability of the combined company; (vii) expectations regarding cost savings; (viii) expectations regarding the combined company’s employees, vendors, dealers and manufacturing operations; (ix) expectations regarding the realization of benefits of the proposed transactions and the timing associated with realization thereof; and (x) the receipt of all necessary approvals to close the proposed transactions and the timing associated therewith. These and other important factors discussed under the caption “Risk Factors” in MasterCraft’s Annual Report on Form 10-K for the fiscal year ended June 30, 2025, filed with the Securities and Exchange Commission (the “SEC”) on August 27, 2025, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other filings made with the SEC, and Marine Products’ Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 28, 2025, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other filings made with the SEC, in each case could cause actual results to differ materially from those indicated by the forward-looking statements. The discussion of these risks is specifically incorporated by reference into this communication.

Any such forward-looking statements represent estimates as of the date of this communication. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this communication. MasterCraft undertakes no obligation (and expressly disclaims any obligation) to update or supplement any forward-looking statements that may become untrue or cause our views to change, whether because of new information, future events, changes in assumptions or otherwise. Comparisons of results for current and prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

Additional Information and Where to Find It

In connection with the proposed transactions, MasterCraft intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of MasterCraft’s common stock to be issued in the proposed transactions and a joint proxy statement/prospectus for MasterCraft’s and Marine Products’ respective stockholders (the “Joint Proxy Statement/Prospectus”). The definitive joint proxy statement (if and when available) will be mailed to stockholders of MasterCraft and Marine Products. Each of MasterCraft and Marine Products may also file with or furnish to the SEC other relevant documents regarding the proposed transactions. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that MasterCraft and Marine Products may mail to their respective stockholders in connection with the proposed transactions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION AND THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTIONS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT MASTERCRAFT, MARINE PRODUCTS AND THE PROPOSED TRANSACTIONS.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from MasterCraft at its website, www.mastercraft.com, or from Marine Products at its website, www.marineproductscorp.com. Documents filed with the SEC by MasterCraft will be available free of charge by accessing the investor section of MasterCraft’s website, www.investors.mastercraft.com, or, alternatively, by directing a request by email to MasterCraft at investorrelations@mastercraft.com and documents filed with the SEC by Marine Products will be available free of charge by accessing Marine Products’ website at www.marineproductscorp.com under the heading Investor Relations or, alternatively, by directing a request by email to Marine Products at jlarge@marineproductscorp.com.

Participants in the Solicitation

MasterCraft, Marine Products and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of MasterCraft and Marine Products in connection with the proposed transactions under the rules of the SEC. Information about MasterCraft’s directors and executive officers is available in MasterCraft’s proxy statement dated September 15, 2025 for its 2025 Annual Meeting of Stockholders (available here). To the extent holdings of MasterCraft common stock by the directors and executive officers of MasterCraft have changed from the amounts of MasterCraft common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC (available here). Information about Marine Products’ directors and executive officers is available in Marine Products’ proxy statement dated March 12, 2025 for its 2025 Annual Meeting of Stockholders (available here). To the extent holdings of Marine Products common stock by the directors and executive officers of Marine Products have changed from the amounts of Marine Products common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC (available here). Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the Joint Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the SEC’s website at www.sec.gov or from MasterCraft or Marine Products using the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.